                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.    Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
March 7, 2006


                                   By:  /s/ David Skinner
                                        ----------------------------------------
                                        David Skinner
                                        General Counsel and Corporate Secretary

[kpmg(LOGO)]




















                 Consolidated Financial Statements of


                 NEUROCHEM INC.
                 (A DEVELOPMENT STAGE COMPANY)



                 Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Neurochem Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2005 and 2004, and for the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and for the six-month period ended December 31, 2003 and for the period from inception (June 17, 1993) to December 31, 2005, in accordance with Canadian generally accepted accounting principles.





(signed) KPMG LLP
Chartered Accountants

Montreal, Canada

February 8, 2006 (except as to note 22 (b), which is as of February 16, 2006)

NEUROCHEM INC.
Consolidated Financial Statements

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005




FINANCIAL STATEMENTS


     Consolidated Balance Sheets..........................................................................   1

     Consolidated Statements of Operations................................................................   2

     Consolidated Statements of Deficit...................................................................   3

     Consolidated Statements of Cash Flows................................................................   4

     Notes to Consolidated Financial Statements...........................................................   6


NEUROCHEM INC.
Consolidated Balance Sheets

December 31, 2005 and 2004
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)
--------------------------------------------------------------------------------

                                                            December 31,    December 31,    December 31,
                                                                    2005            2005           2004
                                                            ------------    ------------    ------------
                                                                 (US$ --          (Cdn$)          (Cdn$)
                                                              note 2 (k))
Assets

Current assets:
   Cash and cash equivalents                                    $  6,332        $  7,382        $   7,207
   Marketable securities                                          54,643          63,709           21,966
   Restricted cash (note 13 (d))                                   6,000           6,995               --
   Amount receivable under collaboration agreement
      (note 4)                                                        --              --           14,443
   Sales taxes and other receivables                                 624             728              782
   Research tax credits receivable                                 2,062           2,404            1,349
   Prepaid expenses and deposits                                   2,720           3,171            3,836
                                                                --------        --------        ---------
                                                                  72,381          84,389           49,583

Restricted cash (note 13 (d))                                        548             640               --
Long-term prepaid expenses and deposits                            1,162           1,355            1,361
Long-term investment (note 3 (b))                                    202             235            4,421
Property and equipment (note 5)                                    4,212           4,911           16,690
Patents (note 6)                                                   4,645           5,416            4,393
                                                                --------        --------        ---------
                                                                $ 83,150        $ 96,946        $  76,448
                                                                ========        ========        =========
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                              $  4,302        $  5,016        $   4,060
  Accrued liabilities                                              7,334           8,551            6,424
  Deferred revenue (note 4)                                        2,083           2,429            4,820
  Deferred gain on sale of property (note 5)                       1,221           1,424               --
  Current portion of obligations under capital leases (note 7)        --              --              416
  Current portion of long-term debt (note 8)                          --              --              686
                                                                --------        --------         --------
                                                                  14,940          17,420           16,406

Deferred revenue (note 4)                                          7,530           8,779            9,772
Deferred gain on sale of property (note 5)                        16,947          19,759               --
Long-term accrued liabilities (note 9)                               178             207              126
Long-term debt (note 8)                                               --              --            9,450
                                                                --------        --------         --------
                                                                  39,595          46,165           35,754
                                                                --------        --------         --------
Non-controlling interest                                             437             509               --

Shareholders' equity:
  Share capital (note 10)                                        223,832         260,968          175,855
  Additional paid-in capital (notes 3 (a) and 10)                  8,622          10,052            5,765
  Deficit                                                       (189,336)       (220,748)        (140,926)
                                                                --------        --------         --------
                                                                  43,118          50,272           40,694
Commitments and contingencies (note 13)
Subsequent events (note 22)
                                                                --------         -------         --------
                                                                $ 83,150        $ 96,946         $ 76,448
                                                                ========        ========         ========

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

(Signed) Graeme K. Rutledge                                 (Signed) Colin Bier
Director                                                    Director

NEUROCHEM INC.
Consolidated Statements of Operations

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)
--------------------------------------------------------------------------------

                                        Year ended                               Six-month          Cumulative
                                       December 31,          Year ended       period ended               since
                                 -----------------------    December 31,      December 31,        inception of
                                      2005         2005            2004               2003          operations
                                 ---------     --------      ----------        -----------        ------------
                                   (US$ --       (Cdn$)          (Cdn$)             (Cdn$)              (Cdn$)
                               note 2 (k))
Revenues:
     Collaboration agreement
       (note 4)                  $   2,902     $  3,384      $      132         $     --            $    3,516
     Reimbursable costs                907        1,057             195               --                 1,252
     Research contracts                 --           --              --               --                 9,216
     License fees                       --           --              --               --                 1,106
                                 ---------     --------      ----------         --------            ----------
                                     3,809        4,441             327               --                15,090
                                 ---------     --------      ----------         --------            ----------

Expenses (income):
     Research and development       43,310       50,495          30,957            8,661               158,221
     Research tax credits           (2,736)      (3,190)         (1,463)            (914)              (14,943)
     Research grants                (1,032)      (1,203)           (336)            (208)               (9,355)
                                 ---------     --------      ----------         --------            ----------
                                    39,542       46,102          29,158            7,539               133,923

     General and administrative     19,051       22,212          17,953            7,454                69,840
     Reimbursable costs                907        1,057             195               --                 1,252
     Stock-based compensation
       (note 11)                     4,113        4,795           4,038               --                 8,833
     Special charges (note 12)          --           --           1,676               --                 1,676
     Depreciation of property and
       equipment                     1,739        2,028           1,801              557                 7,421
     Amortization and write-off
       of patent costs                 996        1,161             245               89                 2,036
     Interest and bank charges         396          462             277               46                 1,647
                                 ---------     --------      ----------         --------            ----------
                                    66,744       77,817          55,343           15,685               226,628
                                 ---------     --------      ----------         --------            ----------
Net loss before undernoted items   (62,935)     (73,376)        (55,016)         (15,685)             (211,538)
                                 ---------     --------      ----------         --------            ----------

Investment income and other:
     Interest income                 1,786        2,082           1,030              520                 8,596
     Foreign exchange gain (loss)      160          187           1,298           (1,747)                  (14)
     Gain on technology transfer        --           --              --               --                 3,484
     Other income                      802          935             289              139                 1,363
     Share of loss in a company
       subject to significant
       influence (note 3 (b))       (2,679)      (3,124)             --               --                (3,124)
     Non-controlling interest
       (note 3 (b))                    798          930              --               --                   930
                                 ---------     --------      ----------         --------            ----------
                                       867        1,010           2,617           (1,088)               11,235
                                 ---------     --------      ----------         --------            ----------
Net loss before income taxes       (62,068)     (72,366)        (52,399)         (16,773)             (200,303)

Income taxes (note 15):
     Quebec credit for losses           --           --              --               --                   700
                                 ---------     --------      ----------         --------            ----------
Net loss                         $ (62,068)    $(72,366)     $  (52,399)        $(16,773)           $ (199,603)
                                 =========     ========      ==========         ========            ==========
Net loss per share (note 16):
     Basic and diluted           $   (1.77)    $   (2.06)    $   (1.74)         $  (0.63)
                                 =========     =========     =========          ========

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)
--------------------------------------------------------------------------------

                                        Year ended                               Six-month          Cumulative
                                       December 31,          Year ended       period ended               since
                                 -----------------------    December 31,      December 31,        inception of
                                      2005         2005            2004               2003          operations
                                 ---------     --------      ----------        -----------        ------------
                                   (US$ --       (Cdn$)          (Cdn$)             (Cdn$)              (Cdn$)
                               note 2 (k))
Deficit, beginning of period:
     As previously reported      $(120,873)   $(140,926)      $ (86,365)         $(62,779)           $     --
     Adjustment to reflect
       change in accounting
       for employee stock
       options (note 3 (a))             --           --            (2,162)             --               (2,162)
     Adjustment to reflect
       change in accounting
       policy for long-term
       investment (note 3 (b))      (2,145)      (2,501)             --                --               (2,501)
                                 ---------    ---------       ---------          --------            ---------
     Deficit, beginning of
       period,  as restated       (123,018)    (143,427)        (88,527)          (62,779)              (4,663)

Net loss                           (62,068)     (72,366)        (52,399)          (16,773)            (199,603)

Share issue costs (note 10 (b))     (4,250)      (4,955)             --            (6,813)             (16,482)
                                 ---------    ---------       ---------          --------            ---------
Deficit, end of period           $(189,336)   $(220,748)      $(140,926)         $(86,365)           $(220,748)
                                 =========    =========       =========          ========            =========


See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)
--------------------------------------------------------------------------------

                                        Year ended                               Six-month          Cumulative
                                       December 31,          Year ended       period ended               since
                                 -----------------------    December 31,      December 31,        inception of
                                      2005         2005            2004               2003          operations
                                 ---------     --------      ----------        -----------        ------------
                                    (US$ -       (Cdn$)          (Cdn$)             (Cdn$)              (Cdn$)
                               note 2 (k))
Cash flows from operating
  activities:
  Net loss                       $ (62,068)    $(72,366)      $ (52,399)          $(16,773)          $(199,603)
  Adjustments for:
      Depreciation, amortization
        and write-off of patents     2,735        3,189           2,046                646               9,576
      Unrealized foreign exchange
        loss                         1,507        1,757             263              1,905               3,925
      Stock-based compensation       4,113        4,795           4,038                 --               8,833
      Share of loss in a company
        subject to significant
        influence                    2,679        3,124               --                --               3,124
      Non-controlling interest        (797)        (930)              --                --                (930)
      Write-off of leasehold
        improvements and other
        property and equipment          --           --            1,189                --               1,189
      Provision for lease exit
        obligations                     --           --              487                --                 487
      Accretion expense                  5            6               19                --                  25
      Amortization of gain on
        sale leaseback                (150)        (175)              --                --                (175)
      Gain on technology transfer       --           --               --                --              (3,484)
      Shares issued for services        --           --               --                --                  41
  Changes in operating assets
    and liabilities:
      Restricted cash               (6,774)      (7,898)              --                --              (7,898)
      Grants receivable                 --           --               --               529                  --
      Amount receivable under
        collaboration agreement     12,388       14,443         (14,443)                --                  --
      Sales taxes and other
        receivables                     46           54             (61)               161                (728)
      Research tax credits
        receivable                    (904)      (1,055)            762               (937)             (2,404)
      Prepaid expenses and
        deposits                       488          569          (2,165)              (733)             (3,492)
      Long-term prepaid expenses
        and deposits                     5            6          (1,135)                --              (1,129)
      Deferred revenue              (2,902)      (3,384)         14,592                 --              11,208
      Accounts payable and
        accrued liabilities          2,241        2,613           3,771                590              12,422
                                   -------      -------         -------            -------            --------
                                   (47,388)     (55,252)        (43,036)           (14,612)           (169,013)
                                   -------      -------         -------            -------            --------

Cash flows from financing activities:
  Proceeds from issue of share
    capital                         72,566       84,605           1,490             86,448             259,983
  Share issue costs                 (4,250)      (4,955)             --             (6,813)            (16,482)
  Proceeds from sale leaseback      27,446       32,000              --                 --              34,168
  Repayment of obligations under
    capital lease                     (357)        (416)           (425)              (203)             (3,162)
  Proceeds from long-term debt          --           --          10,500                 --              10,500
  Repayment of long-term debt       (8,694)     (10,136)           (364)                --             (10,500)
                                   -------      -------         -------            -------            --------
                                    86,711      101,098          11,201             79,432             274,507
                                   -------      -------         -------            -------            --------

NEUROCHEM INC.
Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)
--------------------------------------------------------------------------------

                                        Year ended                               Six-month          Cumulative
                                       December 31,          Year ended       period ended               since
                                 -----------------------    December 31,      December 31,        inception of
                                      2005         2005            2004               2003          operations
                                 ---------     --------      ----------        -----------        ------------
                                    (US$ -       (Cdn$)          (Cdn$)             (Cdn$)              (Cdn$)
                               note 2 (k))
Cash flows from investing activities:
     Additions to property and
       equipment                    (1,170)      (1,364)        (14,750)              (916)            (23,310)
     Additions to patents             (976)      (1,138)         (1,599)              (739)             (6,934)
     Long-term investment               --           --              --                 --                (591)
     Proceeds from (investment in)
       marketable securities       (35,803)     (41,743)         40,759            (52,841)            (63,709)
     Proceeds from disposal of
       property and equipment           58           68              26                 --                  94
                                   -------      -------          ------            -------             -------
                                   (37,891)     (44,177)         24,436            (54,496)            (94,450)
                                   -------      -------          ------            -------             -------
Net increase (decrease) in cash
   and cash equivalents              1,432        1,669          (7,399)            10,324              11,044

Cash and cash equivalents,
   beginning of period               6,181        7,207          14,869              6,450                  --

Effect of unrealized foreign exchange
   on cash and cash equivalents     (1,281)      (1,494)           (263)            (1,905)             (3,662)
                                   -------      -------          ------            -------             -------
Cash and cash equivalents,
   end of period                  $  6,332      $ 7,382          $ 7,207          $ 14,869             $ 7,382
                                  ========      =======          =======          ========             =======

Supplemental disclosures to cash flow statements (note 17).

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)
--------------------------------------------------------------------------------

1.   ORGANIZATION AND BUSINESS ACTIVITIES:

     Neurochem Inc. and its subsidiaries (the Company or Neurochem) is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics principally for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral product candidates addresses critical unmet medical needs.

     Since inception, the business activities of the Company have been devoted principally to the development of the Company's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that could have the potential to inhibit the formation, deposition and toxicity of amyloid fibrils which are implicated or believed to be the underlying causes of certain diseases. The diseases currently targeted by the Company include Amyloid A (AA) amyloidosis, Alzheimer's disease and Hemorrhagic Stroke due to Cerebril Amyloid Angiopathy (CAA). The status of the Company's principal product candidates is as follows:

--------------------------------------------------------------------------------------------------------------
     Disease indication                               Product candidates                  Stage of development
--------------------------------------------------------------------------------------------------------------
     AA amyloidosis                          Eprodisate (Fibrillex (TM))           NDA application in progress
     Alzheimer's disease                    Tramiprosate (Alzhemed (TM))             Phase III clinical trials
     Hemorrhagic Stroke due to CAA          Tramiprosate (Cerebril (TM))              Phase IIa clinical trial

--------------------------------------------------------------------------------------------------------------


     Neurochem is considered to be in the development stage, with a significant emphasis on clinical trials for three of its programs. Since inception, substantially all of the Company's research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments, collaboration agreements and research contracts, relate to the Company's core technology platform.

     In the fiscal period ended June 30, 2003, the Company licensed out intellectual property rights in its Diabetes Type II program to Innodia Inc. (Innodia), a variable interest entity which Neurochem is the primary beneficiary. Innodia is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases. As at December 31, 2005 and 2004, Neurochem has an indirect equity investment in Innodia, which represents approximately 26% of equity ownership, based on the issued and outstanding shares.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A reconciliation of the net loss and shareholders' equity to US GAAP is presented in note 20.

     (a) Principles of consolidation:

         The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (b) Cash and cash equivalents:

         The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents.

     (c) Marketable securities:

         Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market prices.

     (d) Property and equipment:

         Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is provided at the following annual rates:

--------------------------------------------------------------------------------------------------------------
         Asset                                                                      Basis          Rate/period
--------------------------------------------------------------------------------------------------------------

         Building                                                           Straight-line             20 years
         Research equipment                                             Declining balance                  20%
         Office equipment                                               Declining balance                  20%
         Computer hardware                                              Declining balance                  30%
         Computer software                                                  Straight-line            1-2 years
         Equipment under capital leases                                 Declining balance               20-30%

--------------------------------------------------------------------------------------------------------------


     (e) Patents:

         The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. Patents are stated at cost and are amortized using the straight-line method over the remaining life of the patent.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f) Impairment and disposal of long-lived assets:

         Long-lived assets, including property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the recoverable value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the recoverable value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

     (g) Revenue recognition:

         Revenue from collaboration agreements that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, regulatory and sales-based milestone payments for specific achievements as well as distribution fees. Upfront and regulatory milestone payments, which require the Company's ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fees are recognized when the amount is determinable and collection is reasonably assured.

         License fees are recorded when conditions and events under the license agreement have been met or occurred, and collectibility is reasonably assured.

         Interest income is recognized as earned.

     (h) Research and development:

         Research expenditures are expensed as incurred and include a reasonable allocation of overhead expenses. Development expenditures are deferred when they meet the criteria for capitalization in accordance with Canadian GAAP, and the future benefits could be regarded as being reasonably certain. At December 31, 2005 and 2004, no development costs were deferred.

     (i) Government assistance:

         Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j) Foreign exchange:

         Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are included in income.

         Neurochem Inc.'s foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.

     (k) Translation of convenience:

         The Company's functional currency is the Canadian dollar. The Company also presents the consolidated financial statements as at and for the period ended December 31, 2005 in US dollars, using the convenience translation method whereby all Canadian dollar amounts are converted into US dollars at the noon exchange rate quoted by the Bank of Canada as at December 31, 2005, which was $0.8577 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

     (l) Income taxes:

         Income taxes are provided for using the liability method. Under this method, differences between the financial reporting bases and the income tax bases of the Company's assets and liabilities are recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. A valuation allowance is recorded against any future tax asset, if it is more likely than not that the asset will not be realized.

     (m) Guarantees:

         In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.

         A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreement.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (n) Costs associated with lease exit activities:

         Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The face value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.

     (o) Earnings per share:

         Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

     (p) Use of estimates:

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses, estimating the timing of regulatory approvals for revenue recognition purposes, as well as assessing the recoverability of research tax credits and future tax assets. The reported amounts and note disclosures reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.


3.   CHANGES IN ACCOUNTING POLICIES:

     (a) Stock-based compensation:

         Effective January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

3.   CHANGES IN ACCOUNTING POLICIES (CONTINUED):

     (a) Stock-based compensation (continued):

         Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the CICA to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

     (b) Variable interest entities:

         On January 1, 2005, the Company adopted the recommendations of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia Inc.'s shares (Innodia holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

     (c) Reimbursable costs:

         Reimbursable costs incurred in connection with the Company's collaboration agreement with Centocor, Inc. are included in total revenues and expenses.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

4.   COLLABORATION AGREEMENT:

     In December 2004, the Company concluded an exclusive collaboration and distribution agreement with Centocor, Inc. (Centocor) for Fibrillex(TM), the Company's most advanced product candidate designed to treat AA amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for Fibrillex(TM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to US$54 million, as well as tiered distribution fees which will be based upon annual sales of Fibrillex (TM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of Fibrillex(TM) in the applicable territories.

     At December 31, 2004, the Company recorded a receivable for the upfront payment due from Centocor upon signing of the agreement in the amount of $14,443 (US$12,000). One half of the upfront payment received by the Company is potentially refundable in specified circumstances, with the resolution of these circumstances expected in 2006. All of the deferred revenue at December 31, 2005 and 2004 relates to amounts received under this agreement.

     The Company recognized $3,384 of revenue under the agreement in 2005 (2004
     - $132), representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period over which revenue will be recognized is subject to change based on additional information that the Company may receive periodically in respect of its expected date of regulatory approvals.


5.   PROPERTY AND EQUIPMENT:

                                                                                                  December 31,
                                                                                                          2005
                                                   -----------------------------------------------------------
                                                                              Accumulated             Net book
                                                            Cost             depreciation                value
                                                   -------------            -------------        -------------
     Research equipment                            $       7,001            $       3,421        $       3,580
     Computer hardware and software                        2,905                    2,151                  754
     Office equipment                                        948                      371                  577
                                                   -------------            -------------        -------------
                                                   $      10,854            $       5,943        $       4,911
                                                   =============            =============        =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

5.   PROPERTY AND EQUIPMENT (CONTINUED):

                                                                                                  December 31,
                                                                                                          2004
                                                   -----------------------------------------------------------
                                                                              Accumulated             Net book
                                                            Cost             depreciation                value
                                                   -------------            -------------        -------------
     Land                                          $       1,646            $        --          $       1,646
     Building                                              9,486                      307                9,179
     Research equipment                                    5,641                    1,901                3,740
     Computer hardware and software                        2,606                    1,582                1,024
     Office equipment                                        772                      239                  533
     Equipment under capital leases                        1,198                      630                  568
                                                   -------------            -------------        -------------
                                                   $      21,349            $       4,659        $      16,690
                                                   =============            =============        =============

     Included in "depreciation of property and equipment" in the consolidated statements of operations is depreciation of equipment under capital leases of $94 for the year ended December 31, 2005 (December 31, 2004 - $127).

     In May 2004, the Company purchased property and equipment for a total cash consideration of $10,500, plus $713 of acquisition-related costs. Assets acquired, including acquisition costs, consisted of land in the amount of $1,646, buildings in the amount of $9,476 and equipment of $91. As part of the purchase, the Company acquired a previously negotiated in-place operating lease that had a nominal value. The tenant is a company in which a shareholder has an equity interest. This lease expired in April 2005. See notes 13 and 14.

     On November 17, 2005, the Company entered into a sale and leaseback transaction for the above mentioned facilities for a sale price of $32,000. The transaction generated a net gain of $21,358. The net gain is deferred and is being amortized over the original term of the lease of 15 years as a reduction of rent expense. The Company accounts for this lease as an operating lease. Rent expense is calculated on a straight-line basis over the original term of the lease. The Company has an option to purchase the property at fair market value beginning on December 1, 2017.


6.   PATENTS:

                                                                                     2005                 2004
                                                                            -------------        -------------
     Cost                                                                   $       6,263        $       5,088
     Accumulated amortization                                                         847                  695
                                                                            -------------        -------------
                                                                            $       5,416        $       4,393
                                                                            =============        =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

6.   PATENTS (CONTINUED):

     The remaining weighted average amortization period of patent costs at December 31, 2005 is 15.6 years (December 31, 2004 - 15.4 years; December 31, 2003 - 15.6 years). The estimated amortization expense for each of the next five years is approximately $400 per annum or $2,000 in the aggregate.

     Effective January 1, 1994, the Company entered into an epilepsy license agreement ("Epilepsy Agreement"), with Parteq Research and Development Innovations ("Parteq"), the commercialization arm of Queen's University. Pursuant to the Epilepsy Agreement, the Company was granted the worldwide exclusive license, under certain intellectual property, including patents and patent applications ("Epilepsy Patents") belonging to Queen's University to develop, make, have made, use, sell and have sold certain products. The Company provided Parteq with a termination notice for the Epilepsy Agreement in 2005, pursuant to which responsibility for, and all rights in, the Epilepsy Patents reverted to Parteq. Accordingly, the Company wrote off the net book value of the Epilepsy Patents in the amount of $853.


7.   OBLIGATIONS UNDER CAPITAL LEASES:

     Interest expense related to obligations under capital leases for the year ended December 31, 2005 was $14 (December 31, 2004 - $45; six-month period ended December 31, 2003 - $33) and is included in "interest and bank charges" in the consolidated statements of operations. Agreements under capital leases terminated as scheduled in November 2005.


8.   LONG-TERM DEBT:

     In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500 in order to finance the newly-acquired premises (see note 5). The financing was available to the Company in the form of either advances or discounted bankers' acceptances. Advances bore interest at the bank's prime rate plus 0.25%, and the bankers' acceptances bore interest at bankers' acceptances rate plus stamping fees of 1.25%. Since the Company had a contractual right, exercisable at its sole discretion, to continue to roll over the short-term obligations for a period extending for more than a year from the balance sheet date, the debt was classified as long-term, except for the annual reductions in the authorized credit. Under the terms of the agreement, the maximum authorized credit was reduced by $175 per quarter. The agreement required certain ratios and covenants to be respected. The loan was guaranteed by a first ranking hypothec on the universality of the Company's movable and immovable property. The agreement was for a term of five years and was to expire on June 30, 2009.

     In the second quarter of 2005, the Company renegotiated its revolving decreasing term credit agreement. Under the terms of the amended agreement, the maximum authorized credit was reduced by $100 per quarter form June 2005 to March 2007, by $200 per quarter from June 2007 to March 2008 and by $275 per quarter thereafter until June 2009. Previously, the maximum authorized credit was reduced by $175 per quarter throughout the term.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


8.   LONG-TERM DEBT (CONTINUED):

     On November 17, 2005, the Company, using proceeds from the sale and leaseback transaction, repaid in its totality the remaining balance of the revolving decreasing term credit, and the first ranking hypothec on the universality of the Company's movable and immovable property was discharged.

     Interest on long-term debt including stamping fees amounted to $342 for the year ended December 31, 2005 (December 31, 2004 - $174).


9.   LONG-TERM ACCRUED LIABILITIES:

     Long-term accrued liabilities consist of:

                                                                                     2005                 2004
                                                                            -------------        -------------
     Lease exit obligation (note 12)                                        $         105        $         126
     Deferred rent liability                                                          102                   --
                                                                            -------------        -------------
                                                                            $         207        $         126
                                                                            =============        =============


10.  SHARE CAPITAL:

     (a) The authorized share capital of the Company consists of:
         o  an unlimited number of voting common shares
         o an unlimited number of non-voting preferred shares, issuable in one or more series

     (b) Issued and outstanding:

         The issued and outstanding share capital consists of:

                                                                                     2005                 2004
                                                                            -------------        -------------
         37,421,079 common shares (December 31, 2004 -
           30,320,419 common shares)                                        $     260,968        $     175,855
                                                                            =============        =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

10.  SHARE CAPITAL (CONTINUED):

     (b) Issued and outstanding (continued):

         Changes in the issued and outstanding common shares for the six-month period ended December 31, 2003 and the years ended December 31, 2004 and 2005 were as follows:

                                                                                                    Additional
                                                                                                       paid-in
                                                              Number              Dollars              capital
                                                          ----------        -------------        -------------
         Balance, June 30, 2003                            23,483,024       $      87,482        $          --

         Issued for cash from public offering (i)           5,750,000              84,956                   --

         Exercise of warrants                                 106,785                 192                   --

         Exercise of stock options                            435,318               1,300                   --
                                                           ----------        -------------       -------------
         Balance, December 31, 2003                        29,775,127             173,930                   --

         Exercise of stock options:
              For cash                                        545,292               1,490                   --
              Ascribed value from additional paid-in capital       --                 435                 (435)

         Stock-based compensation                                  --                  --                4,038

         Adjustment to reflect change in accounting
           for employee stock options (note 3 (a))                 --                  --                2,162
                                                           ----------       -------------        -------------
         Balance, December 31, 2004                        30,320,419             175,855                5,765

         Issued for cash from public offering (ii)          4,000,000              74,495                   --

         Exercise of warrants (iii)                         2,800,000               8,764                   --

         Exercise of stock options:
              For cash                                        300,660               1,346                   --
              Ascribed value from additional paid-in
                capital                                            --                 508                 (508)

         Stock-based compensation                                  --                   --                4,795
                                                           ----------        -------------        -------------
         Balance, December 31, 2005                        37,421,079        $     260,968        $      10,052
                                                           ==========        =============        =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

10.  SHARE CAPITAL (CONTINUED):

     (b) Issued and outstanding (continued):

         December 31, 2003:
         -----------------

         (i) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company were $84,956. Total share issue expenses of $6,813 were charged to the deficit.

         December 31, 2005:
         -----------------

         (ii) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $18.62 (US$15.30) per share. The total proceeds of the offering to the Company were $74,495 (US$61,200). Total share issue costs of $4,955 were charged to the deficit.

         (iii)On July 25, 2005, a shareholder exercised a warrant to purchase
              2.8 million common shares at a price of $3.13 per share. The total proceeds to the Company were $8,764.

     (c) Stock option plan:

         Under its stock option plan, the Company may grant options to purchase common shares to employees, directors, officers, consultants and members of the Scientific and Clinical Advisory Boards of the Company. The terms, number of common shares covered by each option, as well as the vesting period are determined by the Board of Directors. In general, options vest over periods of up to five years. During the period ended December 31, 2005, the shareholders approved an amendment to the Company's stock option plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share will be equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the Toronto Stock Exchange. In no event may the term of any option exceed ten years from the date of the grant of the option.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


10.  SHARE CAPITAL (CONTINUED):

     (c) Stock option plan (continued):

         Changes in outstanding options issued under the stock option plan for the six-month period ended December 31, 2003 and the years ended December 31, 2004 and 2005 were as follows:

                                                                                                      Weighted
                                                                                                       average
                                                                                   Number       exercise price
                                                                                ---------       --------------
         Options outstanding, June 30, 2003                                     2,291,844        $        4.48

         Granted                                                                  342,000                21.70

         Exercised                                                               (335,318)                2.87
                                                                                ---------        -------------
         Options outstanding, December 31, 2003                                 2,298,526                 7.23

         Granted                                                                  797,000                25.65

         Exercised                                                               (545,292)                2.73

         Cancelled or expired                                                    (186,450)                6.90
                                                                                ---------        -------------
         Options outstanding, December 31, 2004                                 2,363,784                14.51

         Granted                                                                  318,500                21.31

         Exercised                                                               (300,660)                4.48

         Cancelled or expired                                                     (71,666)               13.68
                                                                                ---------        -------------
         Options outstanding, December 31, 2005                                 2,309,958        $       16.78
                                                                                =========        =============


         The following table summarizes information about options outstanding and exercisable at December 31, 2005:

                                            Options outstanding           Options exercisable
                                         -----------------------        -----------------------
                                                                                                      Weighted
                                                                                                       average
                                                        Weighted                       Weighted      remaining
                                                         average                        average    contractual
                                                        exercise                       exercise           life
         Exercise price/share              Number          price          Number          price        (years)
         --------------------              ------          -----          ------          -----        -------
         $ 0.36 - $0.65                    25,500       $   0.49          25,500       $   0.49            1.7
         $ 2.99 - $3.75                   325,258           3.17         310,721           3.17            5.1
         $ 5.30 - $6.79                   114,000           6.79         108,000           6.79            6.9
         $ 8.11 - $13.48                  551,000           8.73         259,667           8.44            7.5
         $17.42 - $23.35                  462,200          21.23         192,283          21.88            8.3
         $25.30 - $33.00                  832,000          26.82         275,500          28.48            8.5
                                        ---------       --------       ---------       --------            ---
                                        2,309,958       $  16.78       1,171,671       $  13.64            7.6
                                        =========       ========       =========       ========            ===

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

10.  SHARE CAPITAL (CONTINUED):

     (d) Other outstanding options at December 31, 2005:

         The Company had previously issued 400,000 options to purchase common shares at prices ranging from US$0.20 to US$2.50 per share which are not covered by the stock option plan. These options were all exercised prior to January 1, 2004. In the six-month period ended December 31, 2003, 100,000 of these options were exercised for gross proceeds of $337.

     (e) Outstanding warrants at December 31, 2005:

         Each warrant entitles the holder to purchase a specified number of common shares. Changes in outstanding warrant shares issued in connection with various private placements were as follows:

                                                                                Number of             Weighted
                                                                                  warrant              average
                                                                                   shares       exercise price
                                                                                ---------        --------------
         Warrant shares outstanding, June 30, 2003                              4,106,785        $         4.46

         Exercised                                                               (106,785)                 1.80
                                                                                ---------        --------------
         Warrant shares outstanding, December 31, 2003 and 2004                 4,000,000                  4.53

         Exercised (note 10 (b))                                               (2,800,000)                 3.13
                                                                                ---------        --------------
         Warrant shares outstanding, December 31, 2005                          1,200,000        $         7.81
                                                                                =========        ==============


         The outstanding warrant expires on February 18, 2006. See subsequent event note 22 (b).

     (f) Agreement to issue shares:

         The agreement with the Chief Executive Officer effective December 1, 2004 to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets was approved by regulatory authorities and shareholders in 2005. During the year ended December 31, 2005, the Company recorded $1,441 in stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

11.  STOCK-BASED COMPENSATION:

     For the year ended December 31, 2005, the Company recorded total stock-based compensation of $4,795, including $3,354 related to stock options granted to employees after July 1, 2002, in accordance with the change in accounting policy detailed in note 3 (a).

     If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to options granted to employees after July 1, 2002, but prior to January 1, 2004, date at which the fair value method was applied to all stock-based compensation, the net loss and related loss per share figures would be as follows:

                                                                                        Six-month period ended
                                                                                                  December 31,
                                                                                                          2003
                                                                                        ----------------------
     Reported net loss                                                                           $     (16,773)
     Pro forma adjustments to compensation expense                                                      (1,444)
                                                                                                 -------------
     Pro forma net loss                                                                          $     (18,217)
                                                                                                 =============
     Pro forma net loss per share:
         Basic                                                                                   $       (0.68)
         Diluted                                                                                         (0.68)
                                                                                                 =============

     The fair value of the options granted were determined using the following method and assumptions.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the fiscal periods ended December 31, 2005 and 2004 were as follows:

                                                                                     2005                 2004
                                                                                     ----                ----
     Risk-free interest rate                                                         3.86%               3.82%
     Expected volatility                                                               58%                 43%
     Expected life in years                                                             7                    7
     Expected dividend yield                                                          nil                  nil


NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

11.  STOCK-BASED COMPENSATION (CONTINUED):

     The following table summarizes the weighted average grant-date fair value per share for options granted during the fiscal periods ended December 31, 2005 and 2004:

                                                                                              Weighted average
                                                                                Number of           grant-date
                                                                                  options           fair value
                                                                                ---------     ----------------
     Fiscal periods ended:
         December 31, 2005                                                        318,500        $       12.77
         December 31, 2004                                                        797,000                12.83



     Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.


12.  SPECIAL CHARGES:

     Special charges consist of:

                                                                                     2005                 2004
                                                                              ---------          -------------
     Provision for lease exit obligations                                     $      --          $         487
     Write-off of leasehold improvements and other
       property and equipment                                                        --                  1,189
                                                                              ---------          -------------
                                                                              $      --          $       1,676
                                                                              =========          =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

12.  SPECIAL CHARGES (CONTINUED):

     The Company had previously entered into lease obligation contracts for space located in the City of Montreal, through February 28, 2011. As a result of the Company's move to new premises during the second quarter ended June 30, 2004, referred to in note 5, a liability of $896 was recognized in the second quarter of 2004 for the future lease costs of the vacated premises, net of estimated sublease rentals that could reasonably be obtained for the properties. In the fourth quarter of 2004, the Company revised its estimate of the cost associated with the lease exit activities as a result of entering into a sublease agreement for its former premises. A reconciliation of the beginning and ending liability balances is presented below:

                                                                                     2005                 2004
                                                                            -------------        -------------

     Initial provision                                                      $         289        $         896
                                                                            -------------        -------------
     Payments made                                                                   (169)                (217)
     Accretion expense                                                                  6                   19
     Adjustment to record change in estimate as a result
       of sublease agreement                                                           --                 (409)
                                                                            -------------        -------------
                                                                                      126                  289

     Short-term portion included in accrued liabilities                               (21)                (163)
                                                                            -------------        -------------
     Lease exit provision included in long-term accrued liabilities         $         105        $         126
                                                                            =============        =============


     For the year ended December 31, 2004, the Company wrote off $965 of related leasehold improvements, $211 of furniture and fixtures and $13 of lab equipment related to the vacated premises.


13.  COMMITMENTS AND CONTINGENCIES:

     (a) Operating leases:

         Minimum annual lease payments for the next five years and thereafter under operating leases are as follows:


         2006                                                                                    $       2,754
         2007                                                                                            2,799
         2008                                                                                            2,867
         2009                                                                                            2,914
         2010                                                                                            2,979
         Thereafter                                                                                     33,439
                                                                                                 -------------
                                                                                                 $      47,752
                                                                                                 =============


         In addition, the Company is also responsible for operating costs and taxes under the operating leases.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

13.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

     (b) License agreements and research collaborations:

         Effective January 1, 1994, the Company entered into an amyloid license agreement with Parteq. That initial amyloid agreement was subsequently replaced when, effective January 1, 1999, the Company entered into a new amyloid license agreement ("Amyloid Agreement") with Parteq. Pursuant to the Amyloid Agreement, the Company was granted the worldwide exclusive license under certain intellectual property, including patents and patent applications ("Amyloid Intellectual Property") to develop, make, have made, use, and sell certain products. Pursuant to the terms of the Amyloid Agreement, the Company has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights. See subsequent events note 22 (a).

         Under the terms of an agreement with the federal Ministry of Industry (Technology Partnerships Canada Program), as amended in 2005, the Company is committed to pay the federal government royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's disease until December 31, 2010. After December 31, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20,540. Under the agreement, the Company is committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.

         The Company is party to research and license agreements under which it has obtained rights to use certain technologies to develop certain product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

         The Company is a party to a collaboration agreement with Centocor for FibrillexTM, under which it is responsible for the regulatory activities in the United States and in Europe, as well as for global manufacturing activities.

         The Company outsources clinical trials in the normal course of business. As at December 31, 2005, the Company's future obligations with respect to these clinical trial agreements amount to $22,818 (2004
         - $6,152).

     (c) Management services agreement:

         The payments under a management services agreement with a shareholder-affiliated entity (see note 14 (a)) are as follows: 2006 - $2,400 and 2007 - $2,200.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

13.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

     (d) Guarantees:

         At December 31, 2005, the Company is contingently liable for a letter of guarantee granted in favor of a landlord in the amount of $640 relating to the lease of a building as described in note 5.

         In December 2004, the Company obtained a new credit facility in the amount of US$6,000 to be used for the issuance of a letter of guarantee in connection with the collaboration agreement with Centocor referred to in note 4. The amount is presented as restricted cash.

     (e) Litigation:

         In 2002, the Company executed an agreement with Immtech International, Inc. (Immtech) of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the CTA). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the term of the CTA. A hearing before the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration, was held in mid-September 2005. Since the conclusion of the hearing, the parties have filed with the tribunal their respective Post-Evidentiary Hearing Briefs and their respective replies thereto. In early January 2006, responding to a formal request from the arbitral tribunal made on December 27, 2005, the parties to the proceedings submitted their respective summaries of their attorney fees and costs to which they believe they would be entitled if they were to prevail in the arbitration. Since then, there has been no clear indication of when the arbitral tribunal will issue its award or decision.

         On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between US$14 million and US$50 million, without regard to punitive damages. The Company counterclaimed damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. No provision for possible loss has been recorded by the Company in connection with this matter. There can be no assurance that the Company will prevail in this dispute. The Company has and will continue to vigorously defend itself against the claims brought by Immtech.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

14.  RELATED PARTY TRANSACTIONS:

     (a) Under the terms of a management services agreement entered into in March 2003 and amended in October 2003 and again in December 2004 with Picchio International Inc. (Picchio), a company related to a shareholder, director and officer, the Company recorded a management fee of $2,400 for the year ended December 31, 2005 (year ended December 31, 2004 - $1,080; six-month period ended December 31, 2003 - $480). In addition, the Company did not pay any performance incentive fees for the year ended December 31, 2005 (December 31, 2004 - nil; December 31, 2003 - $250). As at December 31, 2005, accounts payable due to Picchio are nil (December 31, 2004 - $200; December 31, 2003 - $20). In
         addition, accrued liabilities include amounts of $625 due to Picchio at December 31, 2005 (December 31, 2004 - $375; December 31, 2003 - $125).

         In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 10 (f).

     (b) The Company paid Parteq, a company related to a director, the following amounts in the normal course of operations:

         Period ended:
              December 31, 2005                                                                  $          37
              December 31, 2004                                                                             10
              December 31, 2003                                                                             --

         As indicated in note 6, the Company wrote off certain patents related to non-core technologies that reverted to Parteq.

         In addition, the Company entered into an assignment agreement with Parteq effective February 1, 2006, see note 22 (a).

     (c) For the year ended December 31, 2005, legal fees paid to a firm in which a former director is a partner were nil during his period of service as a director (December 31, 2004 - $332).

     (d) In 2005, the Company entered into a lease agreement with a company in which a shareholder has an equity interest. For the year ended December 31, 2005, rental revenue under the agreement amounted to $701. At December 31, 2005, the Company had an amount receivable of $27 with this company. In addition, the Company had amounts receivable of $26 from other companies in which a shareholder has an equity interest.

     These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


15.  INCOME TAXES:

     (a) Details of the components of income taxes are as follows:

                                                                                                     Six-month
                                                          Year ended           Year ended         period ended
                                                        December 31,         December 31,         December 31,
                                                                2005                 2004                 2003
                                                        ------------         ------------         ------------
         Loss before income taxes:
              Canadian operations                      $     (15,390)       $     (10,935)       $      (4,120)
              Foreign operations                             (56,976)             (41,464)             (12,653)
                                                        ------------         ------------         ------------
                                                             (72,366)             (52,399)             (16,773)

         Basic income tax rate                                 31.02%               31.02%                  33%
                                                        ------------         ------------         ------------
         Computed income tax recovery                        (22,448)             (16,254)              (5,535)

         Adjustments in income taxes resulting from:
              Non-recognition of losses and other deductions  16,300                7,379                2,936
              Difference in tax rate of a foreign subsidiary  10,629                8,262                2,720
              Non-deductible stock option expenses             1,446                1,251                   --
              Share issue costs                               (1,537)                  --                   --
              Non-taxable portion of gain on sale of property (3,220)                  --                   --
              Permanent differences and other                 (1,170)                (638)                (121)
              Impact of future changes in enacted rates:
                  Decrease in future tax asset                 9,278                   --                   --
                  Decrease in valuation allowance             (9,278)                  --                   --
                                                        ------------         ------------         ------------
                                                        $         --         $         --         $         --
                                                        ============         ============         ============


     (b) Net future tax assets:

         The future tax assets and liabilities at December 31, 2005 and 2004 are as follows:

                                                                                     2005                 2004
                                                                            -------------        -------------
         Future tax assets:
              Patent costs                                                  $       8,953        $      10,154
              Unclaimed scientific research and experimental
                development expenditures for tax purposes                          13,672               10,990
              Deferred gain on sale of property                                     7,206                   --
              Share issue costs                                                     2,560                1,574
              Net operating losses of a foreign subsidiary                          3,684                6,653
              Long-term investment                                                  1,186                  271
              Other                                                                   125                  131
                                                                            -------------        -------------
                                                                                   37,386               29,773

         Less: valuation allowance                                                (36,209)             (28,701)
                                                                            -------------        -------------
                                                                                    1,177                1,072

         Future tax liabilities:
              Property and equipment                                               (1,177)              (1,072)
                                                                            -------------        -------------
         Net future tax assets                                              $          --          $        --
                                                                            =============       ==============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


15.  INCOME TAXES (CONTINUED):

     (b) Future income taxes (continued):

         In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

     (c) The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

                                                                                  Federal               Quebec
                                                                             ------------        -------------
         Research expenditure pool (no expiry)                               $     51,473        $      19,208
                                                                             ============        =============


         The Company also has approximately $11,159 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:


         2012                                                                                    $       1,106
         2013                                                                                            2,240
         2014                                                                                            4,133
         2015                                                                                            3,680
                                                                                                 -------------
                                                                                                 $      11,159
                                                                                                 =============


     (d) The Company has non-capital losses carried forward in a foreign subsidiary which are available to reduce future years' taxable income. These expire as follows:

         2011                                                                                    $      54,776
         2012                                                                                           56,856
                                                                                                 -------------
                                                                                                 $     111,632
                                                                                                 =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


16.  LOSS PER SHARE:

     The reconciliation between basic and diluted loss per share is as follows:

                                                                                                     Six-month
                                                          Year ended           Year ended         period ended
                                                        December 31,         December 31,         December 31,
                                                                2005                 2004                 2003
                                                        ------------         ------------         ------------
     Basic weighted average
       number of common shares
       outstanding                                        35,104,342           30,156,194           26,813,836
                                                        ------------         ------------         ------------

     Basic net loss per share                           $      (2.06)        $      (1.74)        $      (0.63)
                                                        ============         ============         ============

                                                                                                     Six-month
                                                          Year ended           Year ended         period ended
                                                        December 31,         December 31,         December 31,
                                                                2005                 2004                 2003
                                                        ------------         ------------         ------------
     Diluted:
       Basic weighted average
         number of common shares
         outstanding                                      35,104,342           30,156,194           26,813,836
       Plus impact of stock options
         and warrants (1)                                  1,381,629            4,389,005            4,476,940
                                                        ------------         ------------         ------------
     Diluted common shares                                36,485,971           34,545,199           31,290,776
                                                        ------------         ------------         ------------
     Diluted net loss per share (1)                     $      (2.06)        $      (1.74)        $      (0.63)
                                                        ============         ============         ============


     (1) The impact of stock options and warrants is anti-dilutive because the Company incurred losses in 2005 and 2004. All outstanding options and warrants included in this computation could potentially be dilutive in the future. At December 31, 2005, 1,294,200 options were not considered in the computation of the diluted weighted average number of shares outstanding, since the exercise price of these options was higher than the average market price.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


17.  STATEMENTS OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE:

     (a) Cash and cash equivalents:

         Cash and cash equivalents consist of cash balances with banks and short-term investments:

                                                                                     2005                 2004
                                                                            -------------        -------------
         Cash balances with banks                                           $       1,919        $       1,215
         Short-term investments (yielding interest between
           3.15% to 4.27% (December 31, 2004:  2.51% to 2.56%))                     5,463                5,992
                                                                            -------------        -------------
                                                                            $       7,382        $       7,207
                                                                            =============        =============


      (b)Interest and income taxes:

                                                                                                     Six-month
                                                          Year ended           Year ended         period ended
                                                        December 31,         December 31,         December 31,
                                                                2005                 2004                 2003
                                                        ------------         ------------         ------------
         Cash paid in the year for:
              Interest                                 $         257        $         151        $          35
                                                       =============        =============        =============

     (c) Non-cash transactions:

                                                                                                     Six-month
                                                          Year ended           Year ended         period ended
                                                        December 31,         December 31,         December 31,
                                                                2005                 2004                 2003
                                                        ------------         ------------         ------------
         Additions to property and equipment
           and patent costs included in
           accounts payable and accrued
           liabilities at year-end                     $       1,325        $         916        $         406
                                                       =============        =============        =============


18.  SEGMENT DISCLOSURES:

     (a) Business segment:

         The Company operates in one business segment, namely the development and commercialization of innovative therapeutics, principally for neurological disorders. The Company's operations are conducted principally in Canada and Europe.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


18.  SEGMENT DISCLOSURES (CONTINUED):

     (b) Property and equipment and intangible assets (patent costs) by geographic area are as follows:

                                                                                     2005                 2004
                                                                            -------------        -------------
         Canada                                                             $       4,800        $      16,745
         Europe                                                                     5,527                4,338
                                                                            -------------        -------------
                                                                            $      10,327        $      21,083
                                                                            =============        =============


     (c) Major customers:

         All revenues recognized in 2005 and 2004 and the amount receivable at December 31, 2004 were derived from one customer under the collaboration agreement referred to in note 4.


19.  FINANCIAL INSTRUMENTS:

     (a) Fair value disclosure:

         Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

         The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, restricted cash, the amount receivable under the collaboration agreement, sales taxes and other receivables, research tax credits receivable, as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments.

         Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 mid rating). As at December 31, 2005, the weighted average effective interest rate of the marketable securities is approximately 3.16% (December 31, 2004 - 2.15%). The fair market value of the marketable securities amounts to $63,686 as at December 31, 2005 (December 31, 2004 - $21,964).

         The fair value of the long-term debt at December 31, 2004 approximated the carrying value because interest was based on market-related variable rates. The fair values of obligations under capital leases at December 31, 2004, calculated as the present value of future contractual payments of principal and interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, and the long-term accrued liabilities also approximate their carrying values.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


19.  FINANCIAL INSTRUMENTS (CONTINUED):

     (b) Credit risk:

         Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

         Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company's liquidity needs and yields that are appropriate. Authorized investments include bankers' acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer.

     (c) Foreign currency risk management:

         A substantial portion of the Company's revenues, as well as expenses, are denominated in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company's operating results.

     (d) Interest rate risk:

         The Company's exposure to interest rate risk is as follows:

         Cash and cash equivalents                               Short-term fixed interest rate Marketable
         securities Short-term fixed interest rate                                Obligations under capital
         leases Fixed interest rate Long-term debt               Short-term fixed or variable interest rate


NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

20.  CANADIAN/US REPORTING DIFFERENCES:

     (a) Consolidated statements of operations:

         The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:

                                                                                    Six-month       Cumulative
                                             Year ended          Year ended      period ended            since
                                           December 31,        December 31,      December 31,     inception of
                                                   2005                2004              2003       operations
                                           ------------        ------------      ------------     ------------
         Net loss in accordance with
           Canadian GAAP                    $   (72,366)        $   (52,399)      $   (16,773)     $  (199,603)

         Adjustments for:
              Stock-based compensation (1)
                - Canadian GAAP                   4,795               4,038                --            8,833
                - US GAAP                            --                  (8)               (8)          (1,983)
              Long-term investment (2)               --              (1,730)             (771)              --
              Sale leaseback (4)                   (201)                 --                --             (201)
                                            -----------        ------------      ------------     ------------
         Net loss in accordance with
           US GAAP                          $   (67,772)        $   (50,099)      $   (17,552)     $  (192,954)
                                            ===========         ===========       ===========      ===========

         Net loss per share under US GAAP:
              Basic and diluted             $     (1.93)        $     (1.66)      $    (0.65)
                                            ===========         ===========       ===========


     (b) Consolidated Shareholders' Equity:

         A reconciliation of shareholders' equity items in accordance with Canadian GAAP with US GAAP is as follows:

         (i)  Share capital:

                                                                                           December 31,
                                                                              --------------------------------
                                                                                     2005                 2004
                                                                              -----------          -----------
              Share capital, Canadian GAAP                                    $   260,968          $   175,855

              Adjustment for:
                  Stock-based compensation (1)                                       (943)                (435)
                  Share issue costs (3)                                           (16,482)             (11,527)
                                                                              -----------          -----------
              Share capital, US GAAP                                          $   243,543          $   163,893
                                                                              ===========          ===========

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


20.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (b) Consolidated Shareholders' Equity (continued):

         (ii) Additional paid-in capital:


                                                                                           December 31,
                                                                              --------------------------------
                                                                                     2005                 2004
                                                                              -----------          -----------
              Additional paid-in capital, Canadian GAAP                       $    10,052          $     5,765

              Adjustments for:
                  Stock-based compensation (1)
                      Canadian GAAP - current reversed                            (10,052)              (5,765)
                      US GAAP - current                                                --                    8
                      Cumulative effect of prior years                              1,709                1,701
                                                                              -----------          -----------
              Additional paid-in capital, US GAAP                             $     1,709          $     1,709
                                                                              ===========          ===========


         (iii)    Deficit:


                                                                                           December 31,
                                                                              --------------------------------
                                                                                     2005                 2004
                                                                              -----------          -----------
              Deficit, Canadian GAAP                                          $  (220,748)         $  (140,926)

              Adjustments for:
                  Stock-based compensation (1)
                      Canadian GAAP - cumulative effect of prior years reversed     6,200                2,162
                      Canadian GAAP - current year reversed                         4,795                4,038
                      US GAAP - current year                                           --                   (8)
                      Cumulative effect of prior years                             (1,709)              (1,701)
                      Sale leaseback (4)                                             (201)                  --
                                                                              -----------          -----------
                                                                                    9,085                4,491

                  Long-term investment (2)                                             --               (2,501)

                  Share issue expenses (3)                                         16,482               11,527
                                                                              -----------          -----------
              Deficit, US GAAP                                                $  (195,181)         $  (127,409)
                                                                              ===========          ===========

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


20.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (b) Consolidated Shareholders' Equity (continued):

         (iii)    Deficit (continued):

               (1)Stock-based compensation:

                  Employees

                  For US GAAP purposes, the Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded a compensation expense of nil in 2005 (December 31, 2004 - $8) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

                  For Canadian GAAP purposes, the Company adopted the fair value method of accounting for stock options granted to employees effective January 1, 2004 (see note 3 (a)).

              (2) Long-term investment:

                  For US GAAP purposes, the Company's long-term investment was considered a variable interest entity (VIE) as defined in FIN46R, "Consolidation of Variable Interest Entities" as of January 1, 2004. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected returns if they occur, or both. For Canadian GAAP, similar guidance was adopted January 1, 2005 (see note 3 (b)).

              (3) Share issue costs:

                  For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

              (4) Sale leaseback:

                  For Canadian GAAP purposes, the Company recorded the sale of facilities which were leased back by the Company, as a sale-leaseback transaction, with the resulting gain deferred and recognized over the lease term. Under US GAAP, the Company's option to purchase the property represents continuing involvement in the property and, consequently, the transaction is precluded from sale-leaseback accounting. As a result, the sale and deferred gain on the transaction are not recognized in US GAAP. The sale proceeds are recognized as a liability and the property continues to be shown as an asset until the conditions for sales recognition are met. Lease payments exclusive of an interest portion recognized under the interest method, decrease the liability over the term.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


21.  COMPARATIVE FIGURES:

     Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.


22.  SUBSEQUENT EVENTS:

     (a) Effective February 1, 2006, the Company entered into an assignment agreement with Parteq ("Assignment Agreement") which terminates the Amyloid Agreement. Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the Amyloid Agreement. The Assignment Agreement also provides for annual technology payments, milestone payments and royalties based on gross revenues to be generated from commercialized products, which approximate the payments included in the Amyloid Agreement.

     (b) On February 16, 2006, a shareholder exercised a warrant to purchase 1.2 million common shares otherwise due to expire on February 18, 2006. Total proceeds to the Company from this exercise were $9,372.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The statements contained in the following Management's Discussion and Analysis of Neurochem Inc. and its subsidiaries (Neurochem or the Company), other than statements of fact that are independently verifiable at the date hereof, may be forward-looking statements regarding the industry in which Neurochem operates, Neurochem's expectations as to its future performance, liquidity and capital resources. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, including but not limited to those set forth in the "Risks and Uncertainties" section and in the Annual Information Form. Consequently, actual results may differ materially from the anticipated results expressed in the forward-looking statements. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

The following discussion and analysis explains the material variations in the audited consolidated statements of operations, financial position and cashflows of Neurochem for the year ended December 31, 2005, compared to the year ended December 31, 2004. The Company has also explained the variations between the year ended December 31, 2004, compared to the unaudited twelve-month period ended December 31, 2003. In 2003, the Company changed its fiscal year-end to December 31 from June 30 to be consistent with most companies in its industry. This review was performed by management with information available as of February 23, 2006.

This discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Reconciliation to U.S. GAAP of earnings and balance sheet items is presented in note 20 of the audited consolidated financial statements. Unless otherwise indicated, amounts are presented in Canadian dollars. Additional information relating to the Company, including its Annual Report and Annual Information Form, is available on SEDAR's website at www.sedar.com or on EDGAR's website at www.sec.gov/edgar.html.

OVERVIEW


Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics principally for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral product candidates addresses critical, unmet medical needs.

The Company currently has three programs in clinical trials: Fibrillex(TM), Alzhemed(TM) and Cerebril(TM).

The Company's most advanced product candidate is eprodisate ( Fibrillex(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis, a serious medical condition for which no specific treatment exists, and which frequently leads to organ dysfunction and subsequently in death. In 2005, the results of the Phase II/III clinical trial were announced and the Company initiated, under the Continuous Marketing Application (CMA) Pilot 1 Program, the submission of a "rolling" New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) seeking marketing approval for its investigational product candidate. The Company announced on February 13, 2006 that it completed the submission of the NDA, with additional data from the open-label extension study expected to be filed shortly thereafter. The FDA agreed in June 2005 to file and review the NDA. Fibrillex(TM) was granted Orphan Drug Designation in the U.S. and received Orphan Medicinal Product designation in Europe, which normally provide for market exclusivity of seven years and ten years, respectively, once the drug is approved. FibrillexTM has also received Fast Track Product (FTP) designation by the FDA and was selected for the CMA Pilot 2 program by the Cardio-Renal Drug Product Division of the FDA. Under the Pilot 1 Program, Neurochem can submit a schedule for a rolling NDA, enabling the FDA to commence review of portions of the application before the filing of the NDA; under this designation, the Company is also eligible for priority review by the FDA. The CMA Pilot 2 program designation enables further acceleration of the development and eventual marketing of Fibrillex(TM).

In December 2004, the Company concluded an exclusive collaboration and distribution agreement with Centocor, Inc. (Centocor) for Fibrillex(TM). Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for Fibrillex(TM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to U.S.$54 million, as well as tiered distribution fees which will be based upon net annual sales of Fibrillex(TM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the U.S. and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of Fibrillex(TM) in the applicable territories.

Tramiprosate (Alzhemed(TM)), an orally administered small organic molecule that has been designed to modify the course of Alzheimer's disease (AD) through its activity as an amyloid a antagonist, is the Company's next most advanced product candidate. In 2005, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial for Alzhemed(TM). This trial is designed to investigate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. The study duration is 18 months and the trial is being conducted approximately 70 clinical centers in the U.S. and in Canada. During the year, the Company received three consecutive recommendations from its Independent Safety Review Board to continue the North American trial, based on the safety and tolerability of the product candidate. Also in 2005, the Company launched its European Phase III clinical trial on Alzhemed(TM) and enrolled its first patient in November. The trial is designed to investigate the safety, efficacy and disease-modifying potential of Alzhemed(TM), with 930 mild-to-moderate AD patients expected to participate. The trial will be conducted at approximately 70 centers in ten European countries, and the study duration will be 18 months. In February 2006, the Company announced its intention to initiate during the second quarter of 2006 an 18-month open-label Phase III extension study in North America.

Tramiprosate (Cerebril(TM)), the Company's lead product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA), completed a multi-center Phase IIa clinical trial to assess safety of the product candidate in January 2004. The safety profile and the pharmacokinetics profile of the product candidate were determined.

The Company also has ongoing research programs, including a next generation of compounds for the treatment of AD and a synthetic vaccine that may help protect against AD.

The Company has an indirect equity investment in Innodia Inc. (Innodia), a private company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases. As at December 31, 2005, Neurochem's investment represents approximately 26% of equity ownership, based on the issued and outstanding shares of Innodia.

In order to support its current and future growth, in May 2004, the Company acquired from Shire BioChem, Inc. (Shire BioChem) its facilities and campus located in the Parc Scientifique et de haute technologie de Laval for $10,500,000 and incurred $713,000 of acquisition related expenses. The facilities include buildings with approximately 160,000 square feet, 40% of which are state-of-the-art research and development space to support Neurochem's advancing R&D programs. To finance this capital expenditure, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500,000 during 2004.

In respect of these facilities, the Company entered into a sale and leaseback transaction in November 2005 for a sale price of $32,000,000. This transaction allowed the Company to strengthen its balance sheet and cash position in a non-dilutive fashion, as it generated $22.1 million in net proceeds, after debt repayment and transaction expenses.

In March 2005, the Company completed a public offering of its common shares in the U.S. and in Canada. The Company issued four million common shares at a price of U.S.$15.30 per share. Total proceeds from the offering were $74,495,000 (U.S.$61,200,000) and the share issue costs totaled $4,955,000. This financing followed the Company's initial public offering of its common shares in the U.S. and a new issue of common shares in Canada in September 2003 for total proceeds of $84,956,000 (U.S.$62,502,500). At that time, the Company issued 5.75 million common shares at a price of $14.77 (U.S.$10.87) per share and incurred share issue costs in the amount of $6,813,000.

A subsidiary of Picchio Pharma Inc. (Picchio Pharma) is the principal shareholder of the Company with an ownership of approximately 27% as at December 31, 2005, on a fully diluted basis, including a warrant for 1,200,000 common shares, which was exercised in February 2006 prior to otherwise expiring. In July 2005, Picchio Pharma exercised another warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire, generating proceeds to the Company of $8,764,000 and the issuance of 2,800,000 common shares from treasury.

Neurochem has been included in the NASDAQ Biotechnology Index (NBI) since November 2003. All securities in the NBI are listed on the NASDAQ National Market and meet minimum requirements, including market value, average daily share volume and seasoning as a public company. The Company has also been included in the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the Global Industry Classification Standard (GICS) Index, all since December 2003. Inclusion in these indices offers the benefit of additional visibility on financial markets, as well as potential increased trading volume.

The Company places importance on obtaining and maintaining patent and safeguarding trade secret protection for significant discoveries. In 2002, Neurochem executed an agreement with Immtech International, Inc. (Immtech) of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted Neurochem an option to license such compounds (the CTA). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A. with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing before the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration, was held in mid-September 2005. Since the conclusion of the hearing, the parties have filed with the tribunal their respective Post-Evidentiary Hearing Briefs and their respective replies thereto. In early January 2006, responding to a formal request from the arbitral tribunal made on December 27, 2005, the parties to the proceedings submitted their respective summaries of their attorney fees and costs to which they believe they would be entitled if they were to prevail in the arbitration. Since then there has been no clear indication of when the arbitral tribunal will issue its award or decision.

On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between U.S.$14 million and U.S.$50 million, without regard to punitive damages. The Company counterclaimed damages which, to date, it has estimated at no less than U.S.$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. No provision for possible loss has been recorded by the Company in connection with this matter. There can be no assurance that the Company will prevail in this dispute. The Company has and will continue to vigorously defend itself against the claims brought by Immtech.

As at December 31, 2005, Neurochem's workforce consisted of 192 employees.

SELECTED FINANCIAL INFORMATION
(In thousand of Canadian dollars, except per share data)

                                                             Year ended December 31
                                                   -------------------------------------------------
                                                      2005              2004                 2003
                                                   (audited)          (audited)           (unaudited)
                                                   ---------          ---------           -----------
REVENUES:
Collaboration agreement                               $3,384              $132                     -
Reimbursable costs                                     1,057               195                     -
                                                    --------          --------              --------
                                                       4,441               327                     -
                                                    --------          --------              --------

EXPENSES:
Research and development                             $50,495           $30,957               $17,993
Research tax credits                                  (3,190)           (1,463)               (1,901)
Research grants                                       (1,203)             (336)                 (953)
                                                    --------          --------              --------
                                                      46,102            29,158                15,139


General and administrative                            22,212            17,953                12,169
Reimbursable costs                                     1,057               195                     -
Stock-based compensation                               4,795             4,038                     -
Special charges                                            -             1,676                     -
Depreciation, amortization and patents
write-off                                              3,189             2,046                 1,287
Interest and bank charges                                462               277                   100
                                                    --------          --------              --------
                                                      77,817            55,343                28,695
                                                    --------          --------              --------
Loss before under noted items                        (73,376)          (55,016)              (28,695)
                                                    --------          --------              --------

INVESTMENT INCOME AND OTHER:
Interest income                                        2,082             1,030                   838
Foreign exchange gain (loss)                             187             1,298                (1,618)
Gain on technology transfer                                -                 -                 3,484
Other income                                             935               289                   139
Share of loss in a company subject to
significant influence                                (3,124)                 -                     -
Non-controlling interest                                 930                 -                     -
                                                    --------          --------              --------
                                                       1,010             2,617                 2,843
                                                    --------          --------              --------
Net loss                                            $(72,366)         $(52,399)             $(25,852)
                                                    ========          ========              ========
Net loss per share: Basic and diluted                 $(2.06)           $(1.74)               $(1.04)
                                                    ========          ========              ========


                                                December 31,      December 31,          December 31,
                                                        2005              2004                  2003
                                                   (audited)         (audited)             (audited)
                                                ------------      ------------          ------------
Total assets                                         $96,946           $76,448               $94,225
                                                     =======           =======               =======
Total long-term financial liabilities                   $207            $9,576                  $416
                                                     =======           =======               =======



RESULTS OF OPERATIONS


YEAR ENDED DECEMBER 31, 2005 (AUDITED) COMPARED TO YEAR ENDED DECEMBER 31, 2004 (AUDITED)

Revenue from collaboration agreement amounted to $3,384,000 for the year ended December 31, 2005, compared to $132,000 for the same period last year. This revenue is earned under the agreement with Centocor in respect of Fibrillex(TM), as described previously. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S.$6,000,000) has been classified as long term deferred revenues and is not being amortized as earned revenues given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue. The Company anticipates a decision by the FDA regarding Fibrillex(TM) during 2006.

Reimbursable costs revenue amounted to $1,057,000 for the year ended December 31, 2005, compared to $195,000 for the same period last year and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $50,495,000 for the year ended December 31, 2005, compared to $30,957,000 for the same period last year. The increase is primarily due to expenses incurred in relation to the development of Alzhemed(TM) for the ongoing Phase III clinical trials in North America and Europe. In 2005, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial for Alzhemed(TM). The Company also launched its Phase III clinical trial in Europe in September 2005, with 930 mild-to-moderate AD patients expected to participate. For the year end December 31, 2005, research and development expenses also included costs incurred to support the ongoing Fibrillex(TM) Phase II/III open-label extension study, the Alzhemed(TM) Phase II open-label extension study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the different stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits amounted to $3,190,000 for the year ended December 31, 2005, compared to $1,463,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase for the year is mainly attributable to increased research and development expenses eligible for tax credits as well as tax credits of $1,333,000 recorded during the year and earned with respect to current and prior years' eligible research and development taxable benefits on stock options. Management determined that these credits were reasonably assured of realization based on a recent court ruling.

Research grants amounted to $1,203,000 for the year ended December 31, 2005, compared to $336,000 for the same period last year. The increase is due to the final contribution received by the Company during the current year under the Technology Partnerships Canada (TPC) Program for the development of Alzhemed(TM).

General and administrative expenses totaled $22,212,000 for the year ended December 31, 2005, compared to $17,953,000 for the corresponding period last year. The increase is primarily attributable to higher legal fees in connection with the dispute with Immtech and to the expansion of the corporate infrastructure to support growth. The expenses in relation to the expansion of the corporate infrastructure include an increase in operating costs related to the facilities acquired in May 2004 and other corporate agreements and matters.

Reimbursable costs amounted to $1,057,000 for the year ended December 31, 2005, compared to $195,000 for the same period last year, and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $4,795,000 for the year ended December 31, 2005, compared to $4,038,000 for the corresponding period last year. This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. For the year ended December 31, 2005, stock-based compensation includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement dated December 1, 2004.

Special charges amounted to $1,676,000 for the year ended December 31, 2004, and were related to the relocation to facilities acquired from Shire BioChem in May 2004. No such charges were incurred in 2005.

Depreciation, amortization and write-off of patent costs amounted to $3,189,000 for the year ended December 31, 2005, compared to $2,046,000 for the corresponding period last year. Expenses for the year ended December 31, 2005 include the write-off of patent costs of $853,000 in relation to non-core technology patents responsibility for which reverted to Parteq Research & Development Innovations. The increase also reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the additions to patent costs.

Interest and bank charges amounted to $462,000 for the year ended December 31, 2005, compared to $277,000 for the same period last year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in May 2004.

Interest income amounted to $2,082,000 for the year ended December 31, 2005, compared to $1,030,000 for the corresponding period last year. The increase results from higher average cash balances in the current year compared to the corresponding period last year, due to proceeds received from the public offering, the exercise of a warrant and the sale-leaseback transaction, as well as higher interest rates during 2005.

Foreign exchange gain amounted to $187,000 for the year ended December 31, 2005, compared to $1,298,000 for the same period last year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars. The Company maintains a significant U.S. dollar position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. Foreign exchange gains recorded in 2004, were primarily attributable to a gain realized during the year on the conversion of U.S. dollars into Canadian dollars.

Other income amounted to $935,000 for the year ended December 31, 2005, compared to $289,000 for the same period last year. Other income consists of non-operating revenue, primarily rental revenue.

Share of loss in a company subject to significant influence amounted to $3,124,000 and non-controlling interest amounted to $930,000 for the year ended December 31, 2005. On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 (AcG-15) -- Consolidation of Variable Interest Entities (VIE). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. The implementation of AcG-15 resulted in the consolidation of the Company's interest in a holding company that owns Innodia Inc. shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively.

Net loss for the year ended December 31, 2005 amounted to $72,366,000 ($2.06 per share), compared to $52,399,000 ($1.74 per share) for the same period last year.

FOURTH QUARTER

For the fourth quarter ended December 31, 2005, the Company recorded a net loss of $15,628,000 ($0.42 per share), compared to $15,388,000 ($0.51 per share) for the same period last year.

The 2005 fourth quarter results include research grants of $1,149,000 received by the Company from TPC for the development of Alzhemed(TM) as well as patent write-off expenses of $853,000 in relation to non-core technology patents responsibility for which reverted to Parteq Research & Development Innovations during the quarter.



YEAR ENDED DECEMBER 31, 2004 (AUDITED) COMPARED TO YEAR ENDED DECEMBER 31, 2003 (UNAUDITED)

Revenue from collaboration agreement amounted to $132,000 for the year ended December 31, 2004, and consists of revenue earned under the agreement with Centocor in respect of Fibrillex(TM), as described previously. Revenue recognized in 2004 represents the amortization of the non-refundable upfront payment due from Centocor for the period from signing of the agreement December 21, 2004, over the remaining estimated period to obtaining the regulatory approvals of the product.

Reimbursable costs revenue amounted to $195,000 for the year ended December 31, 2004, and consists of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Research and development expenses, before research tax credits and grants, amounted to $30,957,000 for the year ended December 31, 2004, compared to $17,993,000 for the same period in 2003. The increase is mainly due to expenses incurred in relation to the Alzhemed(TM) Phase III clinical trial, which began in North America in the second quarter of 2004, and the Fibrillex(TM) Phase II/III clinical trial, as well as the hiring of additional employees primarily in the clinical development group. For the year ended December 31, 2004, research and development expenses were incurred to support the Fibrillex(TM) Phase II/III clinical trial and the open-label Phase II/III extension study, the Alzhemed(TM) Phase III clinical trial and the ongoing Phase II open-label extension study, as well as ongoing drug discovery programs.

Research tax credits amounted to $1,463,000 for the year ended December 31, 2004, compared to $1,901,000 for the same period in 2003. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The decrease is primarily attributable to the fact that during the year ended December 31, 2003, credit claims from prior years were resolved and recorded during that year.

Research grants amounted to $336,000 for the year ended December 31, 2004, compared to $953,000 for the same period in 2003. Research grants consist primarily of those grants received from the FDA for the development of Fibrillex(TM) and from the Natural Sciences and Engineering Research Council (NSERC). The decrease in 2004 is primarily due to the fact that during the year ended December 31, 2003, research grants also included contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM).

General and administrative expenses amounted to $17,953,000 for the year ended December 31, 2004, compared to $12,169,000 for the corresponding period in 2003. The increase is attributable to the expansion of the corporate infrastructure in order to support growth and the increase in overall activity levels at the Company. More specifically, the increase is due to the hiring of additional senior management team members, as well as operating costs related to the facilities acquired during the second quarter of 2004, higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from the Company's U.S. financing and NASDAQ listing, and increased awareness, educational and medical conference activities related to AA amyloidosis, Fibrillex(TM)'s target indication, as well as Alzheimer's disease, Alzhemed(TM)'s target indication.

Reimbursable costs amounted to $195,000 for the year ended December 31, 2004, and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $4,038,000 for the year ended December 31, 2004. Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value-based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company implemented the transitional alternative to retroactively apply the fair value-based method to all employee stock options granted on or after July 1, 2002, without restatement of prior periods. As a result, an amount of $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital on January 1, 2004. Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

Special charges of $1,676,000 were recorded during the year ended December 31, 2004, and are related to the relocation to facilities acquired from Shire BioChem in May 2004. These charges include $487,000 of future lease payments due in connection with the former premises, net of estimated sublease income that could reasonably be obtained. Special charges also include the write-off of certain property and equipment, mainly leasehold improvements in respect of the prior facilities, in the amount of $1,189,000.

Depreciation and amortization amounted to $2,046,000 for the year ended December 31, 2004, compared to $1,287,000 for the same period in 2003. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment during the year, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $277,000 for the year ended December 31, 2004, compared to $100,000 for the corresponding period in 2003. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit entered into by the Company to finance the acquisition of the facilities during the year.

Interest income amounted to $1,030,000 for the year ended December 31, 2004, compared to $838,000 for the comparable period in 2003. The increase results from higher average cash balances in the current year, compared to the same period last year.

Foreign exchange gain amounted to $1,298,000 for the year ended December 31, 2004, compared to foreign exchange losses of $1,618,000 for the comparable period in 2003. Foreign exchange gains recorded in 2004 are primarily attributable to a gain realized during the year on the conversion of U.S. dollars into Canadian dollars.

Gain on technology transfer amounted to $3,484,000 in the year ended December 31, 2003, and represents the gain realized on the technology transfer related to the Company's pre-clinical diabetes program to Innodia. In May 2003, in a strategic move aimed at focusing on core expertise, the Company completed a technology transfer pertaining to its diabetes program to Innodia, a company focused on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia.

Other income amounted to $289,000 for the year ended December 31, 2004, compared to $139,000 for the corresponding period last year and consists of non-operating revenue, such as leasing revenue.

Net loss for the year ended December 31, 2004 amounted to $52,399,000 ($1.74 per share), compared to $25,852,000 for the same period last year ($1.04 per share).



QUARTERLY RESULTS (UNAUDITED)
(In thousand of Canadian dollars, except per share data)


                                                              Net loss per share
Quarter                          Revenue        Net loss       Basic and diluted
-------                          -------        --------      ------------------
                                    $              $                   $
Year ended December 31, 2005
Fourth                               837         (15,628)            (0.42)
Third                                920         (21,074)            (0.58)
Second                             1,035         (18,694)            (0.54)
First                              1,649         (16,970)            (0.54)

Year ended December 31, 2004
Fourth                               327         (15,388)            (0.51)
Third                                 --         (13,775)            (0.45)
Second                                --         (14,072)            (0.47)
First                                 --          (9,164)            (0.31)





The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials.

RELATED PARTY TRANSACTIONS

In March 2003, Neurochem entered into a management services agreement with Picchio International Inc. (Picchio International) into which Picchio Pharma Inc. intervened. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Bellini, O.C., as Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma Inc.. Under the agreement, Picchio International and Picchio Pharma Inc. provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received a monthly fee of $80,000 up to November 30, 2004. The management services agreement was amended as of December 1, 2004; the monthly fee was increased to $200,000 and the agreement was extended to November 30, 2007. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses incurred by Dr. Bellini, Picchio International and Picchio Pharma Inc. relating to the services provided pursuant to such agreement. Pursuant to an amendment as of October 30, 2003, the agreement also provides for performance-based fees determined at the discretion of the Board of Directors.

In 2004, the Company entered into an agreement to issue shares with the Chief Executive Officer. See the Contractual Obligations section below for details.

In April 2005, the Company entered into a lease agreement with ViroChem Inc., a company in which a subsidiary of Picchio Pharma Inc. has an equity interest. The lease is for a three-year period, with a gross rent of approximately $960,000 per year. In connection with the sale leaseback transaction of November 2005 for its Laval facilities, the Company provided an indemnification to ViroChem Inc. should it be required to vacate its leased premises by the landlord prior to the expiration of the lease referred to above.

Refer to notes 7, 13(b) and 22(a) of the Consolidated Financial Statements for transactions with Parteq Research and Development Innovations.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2005, the Company had available cash, cash equivalents and marketable securities of $71,091,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital in March 2005, from the exercise of a warrant in July 2005, from the facilities sale and leaseback transaction in November 2005, as well as revenues received from the collaboration with Centocor, net of funds used in operations, investing activities and for long-term debt repayment.

Proceeds from the issue of share capital for the year ended December 31, 2005, amounted to $84,605,000 and are mainly related to the issue of additional share capital and the exercise of a warrant during the year. In March 2005, the Company completed a public offering of its common shares in the U.S. and in Canada. The Company issued four million common shares at a price of U.S.$15.30 per share. Total proceeds from the offering were $74,495,000 (U.S.$61,200,000) and the issue costs totaled $4,955,000. Of the original net amount raised, $13,868,000 has yet to be spent as of December 31, 2005; the use of proceeds continues to conform in all material respects with the expectations set forth in the prospectus. Certain funds raised from the share issuance were denominated in U.S. dollars. The Company maintains a significant U.S. dollar position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. In July 2005, Picchio Pharma exercised a warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $8,764,000 and resulting in the issuance of 2,800,000 common shares from treasury. Proceeds from the issue of share capital for the year ended December 31, 2004, amounted to $1,490,000 and are related to the issue of additional share capital pursuant to the exercise of employee stock options. Proceeds from the issue of share capital for the six month period ended December 31, 2003, amounted to $86,448,000 and are mainly related to the U.S. and Canadian public offering during that year, as discussed previously.

Proceeds from sale-leaseback amounted to $32,000,000 for the year ended December 31, 2005, and are in respect of the Company's facilities and campus located in Laval, Quebec. The transaction generated a net gain of $21,358,000. For accounting purposes, the net gain is deferred and amortized over the period of the lease. The Company has leased the facilities for a period of 15 years, with an option to buy it back at fair market value beginning December 1, 2017. In addition, the Company has secured two five-year options to extend the lease beyond the original term. Of the proceeds, $9.8 million was used to repay the long-term debt contracted in 2004 to finance the acquisition of the facilities from Shire BioChem.

Additions to property and equipment for the year ended December 31, 2005, amounted to $1,364,000, compared to $14,750,000 for the year ended December 31, 2004 and $916,000 for the six-month period ended December 31, 2003. The main additions to property and equipment for the year ended December 31, 2005, were composed of research equipment ($860,000). The main additions to property and equipment for the year ended December 31, 2004, were facilities acquired from Shire BioChem as discussed previously ($11,213,000), as well as research equipment ($2,254,000). For the six-month period ended December 31, 2003, the main additions were composed of research equipment ($354,000) and software ($223,000). Additions to patent costs for the year ended December 31, 2005, amounted to $1,138,000, compared to $1,599,000 for the year ended December 31, 2004, and $739,000 for the six-month period ended December 31, 2003. The Company expects that patent costs should increase as intellectual property protection activities continue.

As at January 31, 2006, the Company had 37,442,249 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,288,788 options granted under the stock option plan and a warrant outstanding to purchase 1,200,000 common shares. The warrant was exercised on February 16, 2006, resulting in cash proceeds to the Company of $9,372,000.

The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

Since its inception in 1993, Neurochem has devoted its resources principally to funding research and development programs and the related infrastructure and support activities. As at December 31, 2005, the Company has incurred a cumulative deficit since inception of $220,748,000, of which research and development expenditures totaled $158,221,000 before research tax credits and grants of $24,298,000. The Company expects operating expenses to increase in the future as product candidates advance through the stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization of its lead product candidates.

The Company signed a collaboration and distribution agreement with Centocor in respect of Fibrillex(TM) in December 2004. However, the Company has not yet generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, payments received under collaboration as well as research and development agreements, proceeds from the sale leaseback, interest income, tax credits and grants. While the Company continues to be in the development phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, and access to capital markets should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the uncertainties associated with the regulatory approval process, the outcome of the dispute with Immtech and the Company's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company's operations in the future.

Disclosure of fair value of financial instruments, credit risk, foreign currency risk and interest rate risk is presented in note 19 of the Consolidated Financial Statements.


CONTRACTUAL OBLIGATIONS

As at December 31, 2005, Neurochem's future contractual obligations are principally for operating leases for facilities and office equipment, clinical trial outsourcing agreements, as well as management fees with Picchio
International. Future contractual obligations by year of maturity are presented below.


                                        Payments Due by Period
                                    (in thousand Canadian dollars)
                       ---------------------------------------------------------
Contractual                       Less than                            More than
Obligations              Total     1 year     1-3 years    3-5 years    5 years
-----------              -----    ---------   ---------    ---------   ---------
Operating leases        47,752      2,754       5,666        5,893       33,439
Clinical trial
agreements              22,818     11,607      11,211         Nil          Nil
Management fees          4,600      2,400       2,200         Nil          Nil


The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases and the sale leaseback transaction, for which the contractual obligations under the operating leases are stated above. In addition, the Company is also responsible for operating costs and taxes under the operating leases.

The Company has letters of credit granted in favor of Centocor for U.S.$6,000,000 and a landlord for $640,000; equivalent amounts of marketable securities are pledged under these letters of credits and are presented as restricted cash on the Consolidated Balance Sheet as at December 31, 2005.

In December 2004, the Company entered into an agreement with its Chief Executive Officer, Dr Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. In 2005, the Company recorded stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets; these shares will be issued by the Company upon formal notification by the Chief Executive Officer.

The Company has entered into a number of other agreements, which involve future commitments. Refer to note 13(b) of the Consolidated Financial Statements for the year ended December 31, 2005.

DISCLOSURE CONTROLS AND PROCEDURES

The chief executive officer and the chief financial officer of the Company are responsible for establishing and maintaining the Company's controls and disclosure procedures. They are assisted in this responsibility by the Company's disclosure committee, which is composed of members of senior management. As required by securities legislation, the chief executive officer and chief financial officer have conducted an evaluation of the controls and procedures regarding communication of information and have concluded that these controls and procedures are effective.

CRITICAL ACCOUNTING POLICIES

In preparing the Company's consolidated financial statements in conformity with GAAP, management is required to make certain estimates and assumptions that the Company believes are reasonable based upon the information available at the time these estimates and assumptions are made. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from estimates.

The accounting policies which the Company considers to be critical are those that require the more difficult, subjective, or complex judgments and are the more important in understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Revenue recognition: Revenue from collaboration and distribution agreements that include multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair value. Payments received under the collaboration and distribution agreements may include upfront payments, regulatory and sales-based milestone payments for specific achievements, as well as distribution fees. Upfront and regulatory milestone payments, which require the Company's ongoing involvement are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specific element of the arrangement, are recognized as income upon the achievement of the specified milestones. Distribution fee revenue is recognized when the amount is determinable and collection is reasonably assured.

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trial expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered "more likely than not" to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2005. In the event the Company was to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period in which such determination is made.

Property, equipment and patent costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment, as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its recoverable value. Management's judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company's property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial position and results of operations.

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees subsequent to July 1, 2002. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company's earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

Non-monetary transactions

In 2006, the Company will adopt CICA handbook section 3831, which requires non-monetary transactions to be measured at fair value, subject to certain exceptions. These revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006.

On January 1, 2007, the Company will adopt CICA Handbook section 1530 "Comprehensive income", CICA Handbook section 3855 "Financial Instruments -- Recognition and Measurement" and CICA Handbook section 3865 "Hedges". The Company is currently evaluating the impact of the adoption of these new standards on its Consolidated Financial Statements.


RISKS AND UNCERTAINTIES

Since its inception in 1993, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company's product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.

Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company's products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company's products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company's future potential products will gain market acceptance among physicians, patients, healthcare payers and the medical community.

Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent and safeguarding trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others.

The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.

The Company is currently engaged in a legal dispute with Immtech. Despite having completed in mid-September 2005 the hearing before the arbitral tribunal convened under the authority of the International Chamber of Commerce's International Court of Arbitration, the outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. There can be no assurance that the Company will prevail in this dispute. Currently, there is no clear indication of when the arbitral tribunal will issue its award or decision.

Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific and clinical research, the Company's ability to obtain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed discussion on the Company's risks and uncertainties can be found in the Company's Annual Information Form available on SEDAR at www.sedar.com.




On behalf of Management,



MARIANO RODRIGUEZ, C.A., C.P.A.
Vice President, Finance
& Chief Financial Officer
Laval, Quebec, Canada
February 23, 2006


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